ИРКУТСКЭНЕРГО

ИРКУТСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ (ОАО "ИРКУТСКЭНЕРГО")

Number 82-4458 (12g3-2(b))

31.08.2006 № 097/9571

На № ______ от ______

06016759

The U.S. Securities and Exchange Commission

Office of International Corporate Finance

450 Fifth Street, N.W.

Mail top 3-9

Washington. D.C. 20549

U.S.A.

SUPPL

RECEIVED

2006 SEP 13 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption No.: 82-4458 (12g3-2(b))

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the 6 months of 2006.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

Attachment:

1. Financial report and financial results of JSC Irkutskenergo for the 6 months of 2006.

Sincerely,

General director of
JSC Irkutskenergo

Sergey V. Emdin

PROCESSED

SEP 1 4 2006

THOMSON FINANCIAL

Jlw 9/13

Putintsev V.
(3952) 790-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION
«IRKUTSKENERGO»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 6 months of 2006 (in thousands of Rubles)

Balance Sheet, for the 6 months of 2006 (in thousands of Rubles)

ASSETS	01/01/2006	06/30/2006
Intangible Assets	0	0
Property, Plants & Equipment	41 866 411	22 715 787
Capital investments in progress	1 829 322	2 189 398
Long-Term Investments	2 272 478	22 869 040
Other assets	525 649	594 813
Inventories	1 801 964	1 118 662
Value-added Tax	705 328	150 594
Accounts Receivable	3 212 436	4 149 337
Short-Term Investments	223 340	252 710
Cash	1 570 894	575 056
TOTAL ASSETS	54 007 822	54 615 397
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 643 554	40 635 664
Reserve Funds	1 191 702	1 191 702
Retained Earnings	2 449 705	4 111 152
Fixed liabilities	537 923	588 049
Short-Term Debt	813 800	518 600
Accounts Payable	3 576 449	2 796 681
Backlog to the participants for profit discharging	4 742	5 451
Future terms incomes	23 139	1 290
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	54 007 822	54 615 397

FINANCIAL RESULTS
for the 6 months of 2006 (in thousands of Rubles)

INDEX	the 6 months of 2006
1. Income before taxes	2 176 871
2. Profit utilization: Profit tax	533 433

General director of
JSC «Irkutskenergo» _______________ Sergey V. Emdin

Chief accountant of
JSC «Irkutskenergo» _______________ Gennadiy M. Tolstykh

ОАО «Иркутскэнерго»